AlMax Financial Solutions, L.L.C.

Financial Statement

For the Year Ended December 31, 2019







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AlMax Financial Solutions, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Van Syckles Road
(No. and Street)

Clinton, (City) New Jersey (State) 08809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Schultz 281-745-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AlMax Financial Solutions, L.L.C., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark C. Schultz
Signature

Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New Jersey
County of Hunterdon
Subscribed and sworn to (or affirmed) before me on this 27 day of March, 2020 by Mark Schultz proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

TODD E ZIEGLER
Notary Public - State of New Jersey
My Commission Expires May 24, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of AlMax Financial Solutions, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AlMax Financial Solutions, L.L.C. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 26, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

800.848.0008
www.AAICPAs.com


AlMax Financial Solutions, L.L.C.
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	430
Trading securities, at fair value		10,537
Commissions receivable		6,064
Prepaid expenses		3,493
Total Assets	$	20,524
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	388
Due to member		1,500
Total Liabilities		1,888
Commitments and Contingencies		-
Member's Equity		18,636
Total Liabilities and Member's Equity	$	20,524

See accompanying notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

AlMax Financial Solutions, L.L.C. (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed in the State of New Jersey on May 4, 2000, is located in Clinton, New Jersey and is licensed to do business in eleven states. Its primary business is marketing mutual funds, variable annuities, and life insurance products. The Company serves as placement agent for such products. As a placement agent, the Company does not receive funds from clients, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents.

The Company will be dissolved by December 31, 2025 unless otherwise terminated as provided for in the Company's operating agreement. Under the laws of the State of New Jersey, the liability of the Company's member is limited to his investment in the Company.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Commissions Receivable

The Company's commissions receivable consists principally of commissions due from issuers of mutual funds and variable annuities. Management periodically assesses the collectability of accounts receivable based upon the financial strength of the issuers of mutual funds and variable annuities. Management believes no allowance for doubtful accounts is required as of December 31, 2019.

Trading Securities

Under FASB ASC 320-10-25, securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities consist of a mutual fund with readily determinable fair value at December 31, 2019. Unrealized gains and losses are recognized currently in income from operations.

Fair Value of Financial Instruments

The fair values of cash, receivables, other current assets, accounts payable and accrued expenses, and margin payable approximate their carrying values because of the short-term maturity of these financial instruments.

Income Taxes

The Company is a single member limited liability company and, as such, is considered a disregarded entity for federal and state income tax purposes. Taxable income of the Company is passed through to the member and reported on his individual income tax returns. Accordingly, no income tax expense has been recorded in the financial statements.

Rental Obligations

The Company shares its office space with a related party under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2019, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Generally, the Company's Federal and State tax returns filed after 2016 remain subject to examination by their respective taxing authorities. Neither of the Company's Federal or State tax returns are currently under examination.

Commissions and Revenue Recognition

The Company earns commissions by referring client transactions in mutual funds, variable annuities and life insurance products. Commissions revenue is recognized in the period earned when the Company's performance obligations are completed, typically the client's trade date.

The Company also earns annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those period as the services are performed. These trailing revenues and expenses are subject to material variables; therefore, uncertain to estimate in advance.

Commissions expenses are recorded in the same period as the associated revenue.

Proprietary Securities Transactions

Proprietary securities transactions   are recorded on the trade date including realized gains and losses.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2019, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Generally, the Company's Federal and State tax returns filed after 2016 remain subject to examination by their respective taxing authorities. Neither of the Company's Federal or State tax returns are currently under examination.

Commissions and Revenue Recognition

The Company earns commissions by referring client transactions in mutual funds, variable annuities and life insurance products. Commissions revenue is recognized in the period earned when the Company's performance obligations are completed, typically the client's trade date.

The Company also earns annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those period as the services are performed. These trailing revenues and expenses are subject to material variables; therefore, uncertain to estimate in advance.

Commissions expenses are recorded in the same period as the associated revenue.

Proprietary Securities Transactions

Proprietary securities transactions are recorded on the trade date including realized gains and losses.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)
The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. The Company had no investments that would be categorized as Level 2 or Level 3 in the fair value hierarchy at December 31, 2019.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

During the year ended December 31, 2019, 93% of commission revenue was derived from two major sources.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in the NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES note. The following table presents information about the Company's assets measured at value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Securities owned, at market value				
Money market funds	$ 10,537	$ -	$ -	$ 10,537
Total	$ 10,537	$ -	$ -	$ 10,537

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $8,868, which was $3,868 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,888) to net capital was 0.21 to 1.

RELATED PARTY TRANSACTIONS

The Company leases office space in Clinton, NJ, from a related party on a month to month basis currently at a rate of $500 per month. Rent expense under this agreement amounted to $3,600 for the year ended December 31, 2019. The related party also provides the Company with certain administrative support services on a month to month basis. Expenses under this arrangement amounted to $2,400 for the year ended December 31, 2019.

During the year ended December 31, 2019 the Company paid commissions totaling $2,562 to its member. At December 31, 2019 the Company owed the member $1,500 for accrued commissions and $0 for expense reimbursements.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

COMMITMENT AND CONTINGENCIES

The Company has no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantee of indebtedness of others.

The Company has issued no guarantees at December 31, 2019, or during the year then ended.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a short-term non-cancelable operating lease for office space not subject to ASC 842, as disclosed in the Note "NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES". The adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2019.